UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                QSound Labs, Inc.
                                (Name of Issuer)

                           Common Shares, no par value
                         (Title of Class of Securities)

                                    74728C307
                                 (CUSIP Number)

                                  July 30, 2008
             (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
     Schedule is filed:

     [ ] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 Pages

CUSIP No. 74728C307                   13G                   Page 2 of 6 Pages

-----------------------------------------------------------------------
     (1)     NAMES OF REPORTING PERSONS

             James W. Harpel
-----------------------------------------------------------------------
     (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (see instructions)
                                                               (a) [ ]
                                                               (b) [ ]
-----------------------------------------------------------------------
     (3)     SEC USE ONLY
-----------------------------------------------------------------------
     (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    720,200
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    730,200
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             730,200
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                   [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             6.1%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------

CUSIP No. 74728C307                   13G                   Page 3 of 6 Pages


Item 1.

(a)  Name of Issuer

       QSound Labs, Inc. (the "Company")

(b)  Address of Issuer's Principal Executive Offices

       400 - 3115 12 Street N.E.
       Calgary, Alberta Canada T2E 7J2


Item 2(a).  Name of Person Filing

       James W. Harpel (the "Reporting Person")

Item 2(b).  Address of Principal Business Office

       225 Indian Road
       Palm Beach, Florida 33480

Item 2(c).  Citizenship

       United States

Item 2(d)  Title of Class of Securities

       Common Shares, no par value ("Common Shares")

Item 2(e)  CUSIP Number

       74728C307


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
  (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C.
        78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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CUSIP No. 74728C307                   13G                   Page 4 of 6 Pages


(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a)  Amount beneficially owned:

       As of the date of this filing, the Reporting Person beneficially owns 730,200 Common Shares, including 520,200 Common Shares, 10,000 Common Shares held in trusts for the benefit of the Reporting Person's two grandchildren and 200,000 Common Shares issuable upon exercise of warrants. The Reporting Person only has dispositive power with respect to the 10,000 Common Shares held in trusts for his two grandchildren, but does not have voting power with respect to such 10,000 Common Shares.

       (b)  Percent of class:

       The Company's annual report for the fiscal year ended December 31, 2007 filed on Form 20-F on March 28, 2008, indicates that as of December 31, 2007, there were 9,462,985 Common Shares outstanding. In addition, the Company indicated in the Current Report filed on Form 6-K on July 31, 2008 (the "Form 6-K") that it issued (i) an additional 1,925,000 Common Shares in the Private Placement (as defined in the Form 6-K) and (ii) an additional 434,783 Common Shares with respect to the Asset Acquisition (as defined in the Form 6-K). Therefore, based on the Company's total outstanding Common Shares and assuming exercise of the warrants, the Reporting Person may be deemed to beneficially own 6.1% of the outstanding Common Shares of the Company.

       (c)  Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  0

            (ii)  Shared power to vote or to direct the vote

                  See Item 4(a)

            (iii) Sole power to dispose or to direct the disposition of

                  0

            (iv)  Shared power to dispose or to direct the disposition of

                  See Item 4(a)


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CUSIP No. 74728C307                   13G                   Page 5 of 6 Pages


Item 5.  Ownership of Five Percent or Less of a Class

       Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

       Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

       Not applicable.


Item 8.  Identification and Classification of Members of the Group

       See Exhibit I.


Item 9.  Notice of Dissolution of Group

       Not applicable.


Item 10. Certification

       By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 74728C307                   13G                   Page 6 of 6 Pages


                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: December 5, 2008




/s/ James W. Harpel
------------------------
JAMES W. HARPEL